UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

                               FORM 12b-25                0-23379
                                                          Commission File Number
NOTIFICATION OF LATE FILING
(Check One):      X  Form 10-K and Form 10-KSB     Form 20-F       Form 11-K
                Form 10-Q and Form 10-QSB      Form N-SAR

                For Period Ended:   December 31, 2002
                [     ] Transition Report on Form 10-K
                [     ] Transition Report on Form 20-F
                [     ] Transition Report on Form 11-K
                [     ] Transition Report on Form 10-Q
                [     ] Transition Report on Form N-SAR
                For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

        I.C. ISAACS & COMPANY, INC. Full Name of Registrant


Former Name if Applicable

        3840 Bank Street
Address of Principal Executive Office (Street and Number)

        Baltimore, Maryland  21224-2522
City, State and Zip Code

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

See attachment


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel Gladstone        (212)                   563-0761
(Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                        X Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment

                        I.C. ISAACS & COMPANY, INC. (Name
                   of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    March 31, 2003     By: /s/ Daniel Gladstone
                               ------------------------------------------------
                               Daniel Gladstone, Acting Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


ATTACHMENT TO FORM 12b-25

PART III - NARRATIVE

Registrant's management is currently completing the process of formalizing agreements with its licensor and the provider of its credit facility which, by reason of their materiality to Registrant's ongoing business, will be disclosed in Registrant's Form 10-K for the year ended December 31, 2002 (the "10-K"). Unfortunately, despite diligent efforts to do so, Registrant was unable to conclude that process so that such agreements could be executed before the March 31, 2003 deadline for filing the 10-K. Registrant is confident that the agreements will be completed and executed within the 15 day period following that deadline, and that it will file its 10-K, including those material agreements as exhibits thereto, within that time frame.


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PART IV - OTHER INFORMATION

It is anticipated that Registrant's results of operations for the year ended December 31, 2002 will reflect a decrease in net sales of approximately 20% over its 2001 net sales from approximately $82 million to approximately $66 million. It is also anticipated, that Registrant will report a decrease in gross profit of approximately 12% from approximately $27 million in 2001 to approximately $24 million in 2002, and an increase in operating loss from $0.7 million in 2001 to $4.3 million in 2002. As a result of the foregoing, Registrant anticipates that it will report an increase of approximately 6% in its net loss from approximately $4.7 million in 2001 to approximately $4.9 million in 2002, resulting in an increase in basic and diluted net loss per share of $.08 from $(.60) in 2001 to $(.68) in 2002.


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